SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Supplementary Pension Plan

(Rio de Janeiro, April 19, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that following meetings with labor union representatives to reach an agreement on the Company’s Supplementary Pension Plan, the Executive Board has made a proposal designed to provide a fair solution for the current Petros Plan and the implementation of a New Plan. Any eventual solution as an outcome to negotiations, will be subject to Board of Directors’ approval.

The Company’s Executive Board has presented to the employee and assisted participants the following proposal together with factors contingent to its feasibility and effective implementation:

1) Agreement with labor union representatives aiming at the settlement and extinguishment of the matters raised in the legal proceedings, notably the Civil Action, on the questions involving the Petrobras Group’s supplementary pension plan. The claims with respect to the matters to be extinguished in the legal proceedings, under the proposal, would be resolved through the calculation of their actuarial value, Petrobras assuming amortization of this value over 20 years, contingent on the Plan’s liquidity conditions.

2) Revision of the method for supporting the cost of the Petros Plan, based on the contributory parity criterion, transforming the contributions of the Sponsoring Companies into values equal to those collected as contributions from employee and assisted members.

3) Negotiation of a financial incentive to employees and assisted participants pursuant to demands from the labor union representatives, as a quid pro quo for the transaction which provides for the renegotiation of the current Plan with respect to the readjustment in benefits.

The current stage of negotiations does not allow any definition of whether there will be material changes in actuarial liabilities and results posted in Petrobras’ financial statements. Such impacts will be evaluated, recognized in the accounts and notified to the market once the proposal as been finalized.

For Petrobras to make these actions and commitments feasible and effective, the following conditions are mandatory:

a)	implementation of the new Petros Plan-2 adopting the variable contribution standard;
b)	overwhelming individual acceptance on the part of members, with the object of achieving full adhesion, among employee and assisted members, concerning:
	b1)	renegotiation of the Petros Plan Regulations, with respect to the manner of the readjustment of benefits and retirement pensions and pensions;
	b2)	extinguishment and settlement of litigation with respect to the matters related to judicial agreements in question.

The New Supplementary Pension Plan is based on the Variable Contribution – VC model, with the capitalization of funds through individual accounts. Retirement pensions are established as a function of the balance in the account in addition to providing coverage for social security risks (disability and death during active employment) and options for payment of lifetime benefits, with a provision for transferring certain pension rights to dependents upon the death of the principal member, or in accordance with a fixed term system.

In short, should the foregoing conditional elements be accepted, the proposal will offer the opportunity to:

a)	settle Petros Plan’s current technical liability;
b)	extinguish current legal proceedings
c)	improve the financial robustness of the Petros Plan; and;
d)	implement a new supplemental social security plan.

We once again emphasize that the proposal seeks, through a combined effort, to strengthen the Company’s Supplementary Pension Plan and that the once negotiated and presented to the employees, the proposed plan must be submitted and approved by the Board of Directors, and appropriate authorities.

For Petrobras, the proposed adjustment of this Model is fundamental for its future administration to remain attractive, self-sustaining and strengthened as a key instrument in the management of staff in the Group’s companies.

Established in 1970, on December 31 2005, the Petros Plan reported an unfounded technical liability of R$ 4.5 billion (R$ 5.2 billion in 2004) in the balance sheet of Fundação PETROS. Isto não implica que há problemas de solvência no curto e médio prazo. This déficit reflects the difference between Petro’s actuarial obligations and its guarantees and was reduced in 2005 as result of the yield of its assets exceeding its actuarial target..

We would also note that Petrobras continues to pursue an active hiring program, to date, representing 13,000 admissions since 2002. These new hirings are not registered with the supplementary pension plan, but are covered by a group life insurance policy, the cost of which is borne by the Company. In addition, Petrobras plans to hire a further 9,000 employees over the next three years, in line with its strategies for 2015, thus making the implementation of the new plan increasingly necessary.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.